SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

FOR IMMEDIATE RELEASE

Cimatron Ltd. Reports Third Quarter and
First Nine Months 2005 Results

Givat Shmuel, Israel, – November 14, 2005 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry, today announced financial results for the third quarter and first nine months ended September 30, 2005.

Revenues for the third quarter of 2005 were $4.90 million, compared to $5.28 million in the third quarter of 2004. Net loss for the third quarter of 2005 was $(597) thousand, or $(0.08) per fully diluted share, compared to a net loss of $(352) thousand, or $(0.04) per fully diluted share in the third quarter of 2004.

Revenues for the first nine months of 2005 were $15.50 million, compared to $16.76 million in the first nine months of 2004. Net loss for the first nine months of 2005 was $(2.87) million, or $(0.37) per fully diluted share, compared to a net loss of $(139) thousand, or $(0.02) per fully diluted share in the first nine months of 2004.

Danny Haran, President and Chief Executive Officer of Cimatron, said: “We continue with our re-organization plan in order to adjust our expense level to current market conditions, and expect to show significant reorganization expenses until we conclude most of this plan in the 4th quarter of 2005. At the same time, we continue to enhance our sales and marketing efforts worldwide.”

“In August 2005 we announced version 7.0 of our flagship CimatronE CAD/CAM solution which introduces new breakthrough solutions such as the NC Lite shop-floor solution, the first commercially available Micro Milling NC application, and advanced 5-axis milling. We continue with our development efforts in order to enhance even more our products’ performance, reliability and functionality.”

About Cimatron

Cimatron is the leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s cutting-edge CAD/CAM solutions for manufacturing.

Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Company contact Ilan Erez, CFO Cimatron Ltd. 972-3-531-2121 ilane@cimatron.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)

Total revenue	4,896	5,283	15,501	16,761

Total cost of revenue	936	1,005	3,050	3,350

Gross profit	3,960	4,278	12,451	13,411

Research and development expenses, net	1,196	1,393	3,952	3,946

Selling, general and administrative expenses	3,326	3,421	11,244	10,018

Operating income (loss)	(562)	(536)	(2,745)	(553)

Net income (loss)	$(597)	$(352)	$(2,871)	$(139)

Net income (loss) per share - basic and diluted	$(0.08)	$(0.04)	$(0.37)	$(0.02)

Weighted average number of
shares outstanding - basic and diluted EPS
(in thousands)	7,835	7,835	7,835	7,835

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	September 30,	December 31,
	2005	2004
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-terms investments	$6,108	$8,092
Other current assets	6,028	6,902

Total current assets	12,136	14,994

Deposits with insurance companies and severance pay fund	2,287	2,946

Long-term investments	820	-

Net property and equipment	1,041	1,073

Total other assets	1,490	1,791

Total assets	$17,774	$20,804

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Total current liabilities	$5,344	$4,688

Accrued severance pay	2,640	3,268

Minority interest	23	-

Total shareholders' equity	9,767	12,848

Total liabilities and shareholders' equity	$17,774	$20,804

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: November 14, 2005